EXHIBIT 21.1

List of Subsidiaries

Demeter Technologies, Inc., a Delaware corporation

Sensors Unlimited, Inc., a New Jersey corporation

Transwave Fibers (Shanghai), Inc., a corporation organized under the laws of Shanghai, the People's Republic of China

Finisar Malaysia Sdn Bhd, a Malaysia corporation

Finisar Singapore Pte. Ltd., a Singapore corporation

Finisar Europe Ltd., Gmbh, a German corporation